Mail Stop 3561

July 28, 2009

Yue Kou, Chief Financial Officer
Dragon Jade International Limited
Suite 14B, Empire Land Commercial Center
81-85 Lockhart Road
Hong Kong SAR, China

      Re: **Dragon Jade International Limited**
               Amendment No. 2 to Registration Statement on Form 20-F
               Filed July 6, 2009
               File No. 0-53593

Dear Ms. Kou:

      We have reviewed your letter dated July 6, 2009 in response to our comment letter dated May 20, 2009 and your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

B. Business Overview, page 9

1. We note your response to comment eight from our letter dated May 20, 2009. In the revisions you made to your registration statement based on comment eight, you state that most of your work involves you providing "general business consulting activities." Please expand your disclosure to disclose what constitutes "general business consulting activities."

B. Related Party Transactions, page 14

2. We note your response to comment 16 from our letter dated May 20, 2009. We also note your revisions on page F-5 of your registration statement in response to comment 26 from our letter dated May 20, 2009. In particular, we note that the $115,654.00 owed to Mr. Wong, Mr. Hung and Metrolink Holdings was forgiven in

July 2008 in exchange for 900,000 shares of your common stock. Accordingly, please revise this section to disclose this exchange and that the $115,654.00 is no longer outstanding or advise us why it is not appropriate for you to do so.

3. We note your response to comment 18 from our letter dated May 20, 2009. In that response, you state that the founding shareholder is Wong Yan Sang and that the terms of the transaction with him were fair to you. Please include this response in your document or tell us why it is not appropriate for you to do so.

A. Offer and Listing Details, page 15

4. We note your response to comment 19 from our letter dated May 20, 2009. In your new disclosure, you state that you intend to apply for the "quotation" of your shares on Nasdaq or the OTC Bulletin Board, there are qualitative and quantitative requirements for "quotation of shares on Nasdaq," you may not satisfy all the applicable requirements for "either such listing" on the Over-the-Counter Bulletin Board or Nasdaq, and that the requirements of "listing on an exchange or Nasdaq" are rigorous. Please revise your disclosure so that you consistently refer to the "listing" of your shares on the Nasdaq exchange and the "quotation" of your shares on the Over-the-Counter Bulletin Board because Nasdaq is an exchange on which shares are listed for trading and the Over-the-Counter Bulletin Board is not an exchange on which shares are listed for trading.

Interim Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-4

5. We note your response to comment 22 from our letter dated May 20, 2009. Please tell us the amount of cash that you paid in connection with the transaction. If this amount does not reconcile to $2,359, please revise your financial statements accordingly or explain in detail the reason for the difference.

6. We note your response to comment 23 from our letter dated May 20, 2009. In particular, we note that the line item representing the effect of foreign exchange rate changes on cash and cash equivalents is a plug. Please revise the amounts in this line item to report the effect of exchange rate changes on cash balances only which are held in foreign currencies. Refer to paragraph 25 of SFAS 95 for guidance.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-5

7. We note your response to comment 25 from our letter dated May 20, 2009. Please tell us why the 910,000 shares of KASH common stock are shown as a debit balance. In this regard, the shares issued in connection with the recapitalization should be those retained by Dragon Jade (the shell company). Please also tell us how you have

accounted for Dragon Jade's net assets/liabilities in the reverse merger and revise the financial statements to provide disclosure.

8. We note that stockholders' equity at March 31, 2006 includes 10,000 shares of common stock with a par value of approximately $7.75. Please confirm to us that you issued these common shares to the stockholders of KASH in connection with the merger. If this amount does not represent the shares of your stock issued to the stockholders of KASH, please tell us who holds these shares and why they are reflected as outstanding shares at March 31, 2006. In addition, tell us how you accounted for any shares of your stock issued to the stockholders of KASH.

Annual Financial Statements, page F-12

9. Please address the comments above in your annual financial statements, as applicable.

10. Please provide updated financial statements in accordance with Item 8.A.4 of Form 20-F or tell us why you are not required to do so.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Levenson, Esq.
Law Offices of David J. Levenson
Via Facsimile